UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

18 March 2026

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

18 March 2026

Brandon Craig to succeed Mike Henry as BHP CEO

The Board of BHP announces that Brandon Craig will become Chief Executive Officer (CEO) and a Director of BHP Group Limited on 1 July 2026. Mr Craig will succeed the current CEO, Mike Henry, who will step down after six and a half years in the role.

BHP Chair, Ross McEwan said: “We are very pleased an executive of Brandon Craig’s calibre and extensive experience has been appointed as our new CEO to lead the execution of our strategy. I am confident that his discipline and focus will continue to drive BHP’s high-performance culture and advance the company’s unrivalled pipeline of growth options to maximise shareholder returns.

We would like to recognise the outstanding contribution of Mike Henry to BHP as CEO. Under his leadership, BHP has transformed into a safer and more productive company, financially strong and sharply focused on shareholder value and social value.”

CEO appointment

The appointment of Mr Craig follows a formal CEO succession process.

Brandon brings more than 25 years of operational and corporate leadership experience at BHP to the role. He is currently BHP’s President Americas, leading the company’s growth strategy in future facing commodities across Canada, the United States and South America. During his time in the role, BHP became the world’s largest copper producer and advanced high quality growth options in copper and potash. Prior to this, Brandon led our Western Australia Iron Ore business, improving operational performance and increasing BHP’s lead as the lowest cost, highest margin major iron ore producer in the world.

Mr Craig said: “It is an honour and privilege to succeed Mike Henry as CEO of BHP. Thanks to his leadership, BHP is well positioned for the future. Mike will be remembered for his strategic decision-making, portfolio transformation, operational excellence and focus on safety and high-performance culture.

As incoming CEO, I am committed to leading the talented and hard-working people who make BHP a great company and continuing to generate long-term value for all our shareholders. I will work tirelessly with the Board and management to achieve this. I look forward to continuing to take this great company forward.”

CEO Mike Henry

Outgoing CEO, Mike Henry said: “It has been a privilege to serve as CEO of BHP and to have worked with so many truly talented people. I am proud of what we have achieved together. BHP is a safer and higher performing company and is better positioned for future growth. We are creating sustainable long-term value for our shareholders, our supply chain, partners and our communities. Brandon is an excellent choice as CEO, and I wish him every success in the role.”

BHP Group Limited ABN 49 004 028 077

During Mr Henry’s tenure as CEO, BHP established its track record of sector leading operational performance, with BHP’s Western Australia Iron Ore business securing and growing its lead as the world’s lowest cost major iron ore producer.

BHP has become a simpler company, with a more resilient and growth-oriented portfolio through demerging its Petroleum business, high-grading its coal business, simplifying its listing structure and pivoting towards growth in copper and potash, both future facing commodities.

Under Mr Henry’s leadership, BHP has established itself as the world’s largest copper producer, with over half of BHP’s recent half year earnings sourced from copper and a significant volume of growth to come. This, coupled with BHP’s soon to be commissioned potash mine, leaves the company well placed to deliver high-margin growth into the future.

Mr Henry has led a strong focus on safety and a high-performance culture during his tenure. Under Mr Henry’s leadership, BHP has established sector-leading operational excellence through the BHP Operating System. BHP also achieved a gender balanced workforce and a 30% reduction in operational greenhouse gas emissions and stronger partnerships with Indigenous peoples.

Average Total Shareholder Returns have been ~17% per annum, and BHP returned ~US$80 billion to shareholders during Mr Henry’s tenure.

BHP has a unique combination of large, long-life, low-cost assets in the most attractive commodities, a track record of operational excellence and capital discipline, a leading pipeline of growth in copper and potash, and a distinct approach to building social value. This will generate attractive and reliable returns and growth for shareholders well into the future.

Further information is provided in Appendix 1.

BHP Group Limited ABN 49 004 028 077

Appendix 1

Biography – Brandon Craig

Having joined BHP in 1999, Brandon Craig has built more than 25 years of corporate and operational leadership experience across a diverse portfolio of commodities. Brandon has been BHP’s President Americas since March 2024. In this role, he has responsibility for much of BHP’s growth strategy including in Canada, the United States and South America.

Brandon has advanced BHP’s high quality growth options, increasing copper guidance for FY2026 and FY2027 and targeting around 2.5 million tonnes of copper equivalent production per year by the mid-2030s. Under Brandon’s leadership, Escondida, the world’s largest copper mine, has extended its grade and production guidance through productivity improvements and a focus on operational excellence.

Brandon has overseen the creation of the Vicuna joint venture, a highly prospective project with the potential to be one of the world’s top copper and gold mines, as well as oversight of non-operated joint ventures in Brazil, Peru and the United States. BHP’s Jansen potash project in Canada is on track to begin operations in mid-2027. This will be a significant new business for BHP which diversifies its portfolio and brings in a commodity with strong long-term fundamentals.

Prior to this, Brandon led our Western Australia Iron Ore business, improving operational performance and increasing BHP’s lead as the lowest cost, highest margin major iron ore producer in the world. This demonstrated Brandon’s ability to deliver strong performance across an integrated business of mines, rail and port operations.

Summary of the material terms of Brandon Craig’s appointment

Name and position title	Brandon Craig, Chief Executive Officer, BHP
Commencement date and term	1 July 2026, no fixed term
Base salary	US$1,900,000 per annum
Superannuation/pension plans	10% of base salary
Incentive arrangements and other benefits

The CEO will be eligible to participate in BHP’s Cash and Deferred Plan (CDP) and Long-Term Incentive Plan (LTIP) under the company’s Equity and Cash Incentive Plan Rules.

The CDP provides participants with an annual award based on achievement against a performance scorecard. CDP awards comprise equal components of cash, 2 Year Deferred Rights and 5 Year Deferred Rights.The target is 80% of base salary for each. The total target in aggregate is 240% of base salary, with a maximum opportunity of 360% of base salary and a minimum potential outcome of zero.

The LTIP provides participants with an annual award of LTIP Performance Rights with a performance period offive years. LTIP awards for the CEO are granted at 200% of base salary each year, with vesting subject to achievement against the relevant performance conditions.

Further details of BHP’s remuneration framework are outlined in BHP’s 2025 Remuneration Report.

Brandon Craig and his family will be entitled to a relocation allowance to support his relocation to Melbourne.

Other benefits may be approved by the People and Remuneration Committee from time to time and may include tax return preparation, financial planning/advice, car parking and health insurance.

BHP Group Limited ABN 49 004 028 077

Resignation or termination of employment

Brandon Craig may resign or BHP may terminate employment by giving 12 months’ notice.

BHP may immediately terminate Brandon Craig’s employment without notice in certain circumstances, for example where there is misconduct or serious breach.

Minimum Shareholding Requirements (MSR)

Five times annual pre-tax base salary.

A two-year post-retirement shareholding requirement applies from the date of retirement, which will be the lower of the CEO’s MSR or the CEO’s actual shareholding at the date of retirement.

Other	The employment agreement contains general provisions relating to leave entitlements, intellectual property and confidentiality, and a 12 month non-compete and restraint period.
Summary of leaving entitlements for Mike Henry
Transition timing	Mike will continue to serve as Chief Executive Officer to 30 June 2026 and will continue to provide support for the period to 30 November 2026, at which time his employment with BHP will cease.
Incentive arrangements

Mike will be remunerated in the ordinary course through to the end of his employment with BHP (including base salary and participation in the FY2026 CDP Award). Any remaining notice at that time will be paid to him in lieu. Mike will not receive a 2026 LTIP award.

Mike will retain unvested CDP Deferred Rights (2 Year) in full, subject to vesting in the ordinary course. He will retain unvested CDP Deferred Rights (5 Year) and LTIP Rights on a pro-rata basis, subject to vesting in the ordinary course and applicable vesting conditions.

Mike’s other entitlements will be in accordance with his previously disclosed contractual arrangements and statute.

Further details will be provided in BHP’s 2026 Remuneration Report.

Authorised for release by Stefanie Wilkinson, Group General Counsel and Group Company Secretary.

BHP Group Limited ABN 49 004 028 077

Contacts

Media media.relations@bhp.com	Investor Relations investor.relations@bhp.com

Australia and Asia Gabrielle Notley +61 411 071 715	Australia and Asia John-Paul Santamaria +61 499 006 018

Europe, Middle East and Africa Amanda Saunders +44 7887 468 926	Europe, Middle East and Africa Adam Sanderson +44 7884 735 515

North America Megan Hjulfors +1 403 605 2314	Americas Li Hua +1 647 828 9830

Latin America Renata Fernandez +56 9 8229 5357

BHP Group Limited

ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia Level 18, 171 Collins Street

Melbourne

Victoria 3000 Australia

Tel: +61 1300 55 4757 Fax: +61 3 9609 3015

BHP Group is headquartered in Australia

bhp.com

BHP Group Limited ABN 49 004 028 077

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: 18 March 2026	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary